UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Evans, Robert E.
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President
   Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  11/17/99    P        200           A  $23.0000                    D  Direct
Common Stock                                  11/30/99    P        100           A  $22.0000     86,150         D  Direct
Common Stock                                                                                     21,447         I  401(k) Plan
Common Stock                                                                                     17,339         I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Deferred Compensation
Incentive Stock Option (right  $8.7700                                                                    11/20/93     05/20/03
to buy)
Incentive Stock Option (right  $11.7100                                                                   11/10/96     11/10/04
to buy)
Incentive Stock Option (right  $20.8500                                                                   04/01/04     04/01/09
to buy)
Incentive Stock Option (right  $23.1800                                                                   12/10/00     12/10/08
to buy)
Incentive Stock Option (right  $26.1400                                                                   07/23/00     07/23/08
to buy)
Incentive Stock Option (right  $26.5200                                                                   01/01/00     12/03/07
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation                    Common Stock                   5,249                     5,249         D   Direct
Incentive Stock Option (right            Common Stock                   7,986                     7,986         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   27,951                    27,951        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   5,775                     5,775         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   5,500                     5,500         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1,187                     1,187         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   12,705                    12,705        D   Direct
to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ Evans, Robert E.
DATE